November 16, 2006

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

RE:	The PNC Financial Services Group, Inc.

Annual Report on Form 10-K filed March 15, 2006

File No. 001-09718

Dear Mr. Nolan:

The PNC Financial Services Group, Inc. (“PNC” or “Company”) is responding to your letter dated November 2, 2006 pertaining to your review and comments regarding our letter dated September 11, 2006 in regard to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (“Form 10-K”) filed March 15, 2006.

For your convenience, we have included in this letter in italics the number and description of each of the comments in your letter; our responses thereto follow. References to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

Form 10-K for the year ended December 31, 2005

Note 3, Variable Interest Entities, page 78

We will be submitting shortly, under separate cover as supplementary information, internal documentation related to our FIN 46(R) modeling for the Market Street Funding Corporation (“MSF”) transaction. This submission will be accompanied by a confidential treatment request. This material will facilitate your review and provide a context for our responses to questions 1. through 9.

1.	We refer to your response to Comment 9 regarding the analysis you performed to determine that PNC is not the primary beneficiary of Market Street after it was restructured to issue a subordinated note for $4.6 million. We note that PNC is a variable interest holder in Market Street due to the various credit risks and residual returns it has assumed as part of the following ABCP conduit transactions with Market Street:

•	PNC is one of the liquidity providers of liquidity facilities totaling $4.646 billion with respect to asset purchase agreement that obligate the provider to buy the covered assets contingent upon the occurrence of certain triggering events.

•	PNC is the administrator and receives residual fees that have a subordinated priority of payment.

•	PNC Bank provides a portion of the credit enhancement facilities totaling $443 million through a loan facility that expires in March 25, 2010.

Considering the above transactions with the VIE, please tell us and discuss in future filings:

•	the dollar amount of these liquidity and credit enhancement facilities that specifically relate to PNC’s exposure to credit risk and the estimate of residual returns related to administrator fees;

•	what you mean in the second paragraph of Note 3 on page 79 that for the most part PNC is not required to fund under the liquidity facilities if Market Street’s assets are in default; and

•	the nature of the triggering events that PNC is liable for funding under the liquidity facilities.

Response: The following provides details of our liquidity and credit enhancement exposure. We will revise our disclosures in future filings, as appropriate.

•	We provided $4.6 billion of liquidity facilities and $111 million of additional credit enhancement via a loan to MSF. MSF maintained an insurance wrap coverage through AMBAC for $332 million, which requires the insurer to fund claims within thirty days.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

In connection with this coverage we also maintain a credit facility for the same amount to be available to fund during this thirty-day period. We recognized approximately $9.5 million in administrator/program fees during 2005, which qualify as residual returns.

•	Based on the contractual provisions the majority of our liquidity facilities (73% of the December 31, 2005 facilities) do not require us to fund for defaulted assets.

•	Triggering events based on the contractual provisions whereby we may be liable for funding include:

•	Disruption in the commercial paper market

•	When the net receivables pool balance is less than the capital outstanding plus designated reserves.

•	Facility downgrade

•	Bankruptcy

•	Nonpayment of amounts when due

•	Delinquent/Default ratio(s) exceed(s) a predefined rate.

•	In addition, when the administrator determines in good faith that reducing or eliminating the portion of purchased interests being funded or maintained with proceeds of notes is in the best interest of the issuer.

2.	We refer to the “Implied Asset Default Rates” section on page 12 that states you have estimated ABS default rates as equal to one half of corporate rates for a given term. Assuming default rates are a critical factor in determining the variability of the cash flows of the VIE in your FIN 46(R) model, please tell us:

•	why you consider the 50% default rate indicative of the default rate of the ABCP portfolio considering the various pools of investments with varying credit risk grades;

•	whether you used a weighted average of the various S&P credit grades held by the conduit in arriving at the 50% default rate, and if not, why not; and

•	whether a plus or minus 5% change in the default rate would have resulted in a different conclusion as to which entity was the primary beneficiary.

Response: We reviewed the default rates for both ABS and Corporate (S&P). We noted that the ABS data included defaults primarily from manufactured housing, which is not part of the Market Street conduit. Further, we noted that the ABS default rates were approximately 50% of

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

the S&P rates. Accordingly, the ABS rates were higher than what we would expect for the conduit. However, to be conservative, we determined that the most relevant default rate for our purposes approximated 50% of the S&P rate. As part of our analysis we considered the following portfolio breakdown in addition to the table previously submitted in our 9/11/06 response:

•	A breakdown of the implied S&P credit ratings of the 48 transactions (as of December 31, 2005): 19 facilities ($568 million commitments) with AAA rating, 3 facilities ($744 million commitments) with AA rating, 23 facilities ($3,004 million commitments) with A rating, 3 facilities ($287 million commitments) with BBB rating.

•	We did not use the weighted average of the various S&P credit grades. We used the specific default rate, and applied the 50% adjustment, for each credit rating in our modeling efforts as part of our Monte Carlo credit simulation. This approach provides reasonable scenarios for the potential credit risk.

•	A +/- 5% change in the default rate would not change our primary beneficiary conclusion. We performed a stress scenario utilizing 75% of the S&P default rate. The impact on the Expected Loss Note (“ELN”) was less than 1 basis point of commitments.

3.	Explain to us how you determined the Hypothetical Subordinated Note Size of $410,000 for modeling purposes as stated on page 12 of your response considering you issued in October 2005 a subordinated note for $4 million.

Response: We used the “Top-down” cash flow model to determine the primary beneficiary. The “Top-down” approach conforms to the example included in Appendix A of FIN 46(R) and has been the accepted practice adopted by the accounting profession for determining the variability of expected losses and residual returns. As noted on page 2 of this letter, we will be submitting internal documentation related to our FIN 46(R) modeling for the MSF transaction.

To determine the issuance size of the ELN, we considered developing marketplace norms for the sizing of such notes and the results of the sensitivity testing of our model. Therefore, to be conservative, we issued the ELN in an amount that greatly exceeded the results of any sensitivity scenario.

4.	Explain the qualitative and quantitative assumptions you made to determine that the holder of the Subordinated Note of $4 million will absorb the majority of the expected losses of the ABCP conduit.

Response: As noted above we used the “Top-down” cash flow approach to determine the primary beneficiary. Details of the quantitative and qualitative assumptions are as follows:

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

Significant assumptions included in the model were as follows:

Cash Flows:

Cash inflows of MSF consist of interest charged to customers on outstandings at cost of funds plus a spread and commitment fees charged on the unused portion of the facility. Cash outflows consist of payments to commercial paper holders and fees paid to the Administrator and the providers of the program-level credit enhancement and liquidity facilities. Cash outflows also include the expected interest payments made to the subordinated note holder and any penalty interest payments.

Sources of Variability: (drivers of expected cash flows)

Credit Risk:

•	Each portfolio position is treated as a bond with its respective Standard & Poor’s credit rating. R-squared factor of 30%.

•	Loss given default of 10% based upon historical S&P data and PNC internal risk ratings.

•	Probability of default equal to 50% of S&P corporate default rates.

•	Line utilization assumed at 100%.

•	Maturity: Time horizon of 2 years based upon weighted average maturity of portfolio exposures as of August 2005 (weighted average life first computed for each class).

Fee Variability:

•	The mean monthly average outstandings of 69% of average monthly commitments (based on 28-month historical data) was used for income variability modeling purposes.

•	Program fees assumed at average spread based on 28-month historical data.

As noted on page 2 of this letter, we will be submitting internal documentation related to our FIN 46(R) modeling for the MSF transaction.

MSF provides multiple sellers, all of which are independent of PNC and AMACAR, access to the commercial paper market. AMACAR, as managing agent, is ultimately responsible for the decision making of MSF. Pursuant to an Amended and Restated Administrative Agreement dated November 15, 1999, PNC, as administrator, is responsible for structuring and arranging the receivables transactions on behalf of MSF in accordance with program documents. PNC also provides, for a market-based fee, backstop liquidity facilities and partial credit enhancement. PNC has no rights to, or control of, the assets of MSF.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

5.	Tell us if you have consistently used the same FIN 46(R) methodology to determine that PNC is the primary beneficiary of Market Street both before and after the reconsideration event related to the issuance of the subordinated notes.

Response: Yes, prior to the issuance of the ELN we determined that PNC was the primary beneficiary and consolidated MSF based upon the qualitative guidance established under FIN 46(R). We also used the modeling methodology established under FIN 46(R) to determine the primary beneficiary upon issuance of the ELN.

6.	Tell us which acceptable variability model you are using to apply FIN 46(R) and whether you know if the use of an alternative acceptable model, such as variants of the cash flow method or fair value method under FSP FIN 46(R)-6, would have materially impacted your conclusion as to whether PNC is the primary beneficiary before and after the reconsideration event.

Response: We used the “Top-down” cash flow model to determine the primary beneficiary. The “Top-down” approach conforms to the example included in Appendix A of FIN 46(R) and has been the accepted practice adopted by the accounting profession for determining the variability of expected losses and residual returns. Although we did not prepare an analysis using an alternative acceptable model covered by FIN 46(R)-6, we do not believe that other alternative approaches covered under FIN 46(R)-6 would impact our results. MSF facilities are primarily revolving in nature with pricing tied to the actual commercial paper rates used to fund them. There is no foreign currency, commodity, or equity risk in MSF. MSF has no derivative contracts.

7.	We note that you are required to apply the guidance in FSP FIN 46(R)-6 for any reconsideration event occurring for any existing variable interest entities beginning with your third quarter of 2006. We also note your response indicates that you update your primary beneficiary analysis at least quarterly. Tell us how you have considered the requirements of paragraph 5.b of FSP FIN 46(R)-6, with respect to determining the purpose for which the VIE was created and the variability the ABCP conduit is designed to create and pass along to its interest holders, including whether you expect your methodology to change as a result of this new standard.

Response: We update the primary beneficiary analysis quarterly to reflect the existing and approved facilities with current credit ratings along with updated (to the extent applicable) market information for default probabilities and credit migration information. We have not experienced a reconsideration event to date therefore FIN 46(R)-6 does not apply. However, our modeling efforts covered the items provided in paragraph 5.b of FIN 46(R)-6. We believe that the modeling approach adequately covers the inherent risks of MSF and related variability. MSF has no foreign currency, commodity, or equity risk. The model adequately addresses the credit and interest rate risks involved. Please see additional discussion in number 8. below.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

8.	Please provide the following additional information about your expected loss model:

•	whether you used a Monte Carlo simulation for purposes of developing the probable set of cash flows for the assets held by the conduit;

•	whether your calculation of expected losses considered prepayments of conduit assets as a source of variability. If not, please tell us why;

•	how you developed the r-squared (systemic risk) factor of 30% for purposes of the credit risk sources of variability;

•	whether you assume a static pool of assets for purposes of analyzing the expected losses for the conduit; and

•	whether you believe the addition of a new pool of assets or renewal of an existing facility represents a reconsideration event.

Response:

•	Yes, we used a Monte Carlo simulation model to derive the different credit-related scenarios used. One million trials were used for each risk factor. The sweep fee modeling assumed the historical average and monthly standard deviation assuming a normal distribution.

•	No, we did not consider prepayments specifically as a source of variability. Over 90% of the facilities in MSF are revolving in nature with floating rate pricing. Revenue variability is generally driven by usage volatility given the nature of the fees (used and unused fees). Facilities are typically floating rate plus a defined spread over the funding cost. Spreads are generally constant although a few deals do have spreads tiered based upon public ratings of the servicer. These represent a small subset of the population.

Sweep fee variability is also driven by usage volatility in a static pool since this is the primary revenue driver. Using historical financial information, sweep fees as a percentage of average commitments were analyzed for a 31-month period (January 1, 2003 through July 31, 2005). The average spread was 2.3 basis points (average monthly spread) and the standard deviation from this spread was .12 basis points. We update this information for each of the quarterly updates. For the period, changes in the mix of transactions and pricing characteristics were reviewed and no significant credit-related actions were observed which would have a significant impact on the mean. Sweep fees in basis points of commitments are used in the model.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

•	A 30% correlation value is used based on input from Moody’s KMV’s R-squared look up table. The table suggests an R-squared value of 0.1003 for companies of size between $30 million - $500 million (using an industry category “unassigned”) and an R-squared value of 0.1000 for companies of size up to $30 million (using an industry category “unassigned”). All the asset pools in the conduit lie within these size limits. A 0.1 R-squared value implies a correlation value of 32%. We used a correlation value of 30% and stressed it down to 20% and up to 40% in different scenarios – the impact was approximately one tenth of a basis point.

•	Yes, we utilize a static pool of assets for analyzing the expected conduit losses.

•	No, we do not consider additions of new assets or renewals of existing facilities as reconsideration events provided the addition or renewal does not add to, or change the nature of the risks contemplated in our existing model. These risks could include interest rate, credit, foreign exchange, commodity, operational or equity-related risks.

We have considered the guidance of paragraph 7c of FIN 46(R) in establishing our definition of reconsideration events requiring implementation of FIN 46(R)-6. We believe that changes to the portfolio of MSF driven by changes in facility limits, additions of new facilities or payoffs of existing facilities do not constitute reconsideration events for FIN 46(R) (and subsequently FIN 46(R)-6) unless they change the risks which drive the variability of the expected losses. Information obtained from other market participants validate that our approach is consistent with market practice on this issue.

Changes to the contractual terms of the ELN or issuance of additional ELN to a party other than the current Investor would constitute reconsideration events under FIN 46(R) requiring rerunning of the model to determine the primary beneficiary. No such events have taken place since the original issuance of the ELN.

9.	Please tell us the following about the Subordinated Note issued in October 2005:

•	the initial term and whether there are any provisions regarding extension;

•	whether there are any restrictions regarding the transferability of the subordinated note;

•	whether PNC has any obligation with respect to the subordinate note if Market Street does not have the ability to pay on the note;

•	the order of priority the available funds in the “first loss” reserve account are applied; and

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

•	what is meant by the statement on page 79 of your Form 10-K that any penalty interest/fees charged by Market Street on specific transactions accrue to the benefit of the Note holder. Additionally, tell us how the penalty interest/fees were factored into your expected loss calculation.

Response:

On the initial term and extensions

Eight year initial term with maturity date of 10/17/2013. Subsequent 1 year extensions are permitted annually each September upon MSF request and Investor consent. We recently extended the term (on 9/29/06) to 10/17/2014.

Transfer restrictions

MSF may not assign the Note without the Investor’s prior written consent. The Investor may assign its rights, in whole only, to one other person with the prior written consent of MSF and PNC, which consent cannot be unreasonably withheld. The Investor can assign the Note to an affiliate without MSF’s consent as long as the affiliate assumes certain key representations and warranties, and covenants, including a liquidity covenant.

PNC’s obligations on the Note if MSF is unable to pay

We have no payment obligations to the Investor under the Note or Note Purchase Agreement (NPA). If the cashflows or MSF ceases to exist, so do the payments to the Investor.

Order of priority of available funds in the First Loss Reserve Account

Amounts on deposit in the reserve account can only be used, if there is a loss, to pay the person incurring such loss and then to make any principal payment on the Note. These payment restrictions are in place until the Investor has been paid in full in accordance with the NPA and Note.

Penalty interest accruing to benefit of the Noteholder

Default Interest Amount is the amount of the penalty portion of interest actually paid to MSF due to a seller default. All default penalty and interest is passed-thru to the ELN Holder in our expected loss calculation.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

Note 26 Subsequent Events, page 112

10.	We refer to your response to comment 10 that states you do not believe additional disclosure is required in the Form 10-Q for the period ended September 30, 2006 regarding the basis for considering that BlackRock is the accounting acquirer of MLIM. In this regard, please provide us with your proposed disclosure to be included in your financial statements for the year ended December 31, 2006 and in Management’s Discussion and Analysis to explain the following:

•	the facts and circumstances under paragraph 17 of SFAS 141 that support your accounting and valuation of your equity investment in BlackRock after the acquisition of MLIM;

•	discuss the authoritative accounting support for recording the net assets of MLIM acquired by BlackRock at fair value considering PNC’s investment in BlackRock decreased to 34% and Merrill Lynch received the larger portion of the voting rights in BlackRock; and

•	explain the basis for PNC recognizing the expected material gains of $1.6 billion on the BlackRock-MLIM merger that which will significantly affect the Company’s earnings in 2006.

Response: The details of our significant accounting positions with respect to the BlackRock/MLIM transaction are provided in our correspondence with the Commission dated August 7, August 25 and October 6, 2006. Given these positions and in consideration of your request, we provided the following disclosure regarding the transaction in our Quarterly Report on Form 10-Q for the third quarter of 2006 which was filed on November 9, 2006. We plan to include similar disclosure in our 2006 Annual Report on Form 10-K.

As previously reported, in February 2006, BlackRock, Inc. (“BlackRock”), then a majority-owned subsidiary of PNC, and Merrill Lynch entered into a definitive agreement pursuant to which Merrill Lynch agreed to contribute its investment management business (“MLIM”) to BlackRock in exchange for 65 million shares of newly issued BlackRock common and preferred stock. This transaction closed on September 29, 2006. BlackRock accounted for the MLIM transaction under the purchase method of accounting. The value of the 65 million shares issued to Merrill Lynch was allocated among the MLIM assets acquired, including intangibles, and the MLIM liabilities assumed to the extent of their fair market value, with any excess purchase price being allocated to goodwill. Immediately following the closing, PNC continued to own approximately 44 million shares of BlackRock common stock, representing an ownership interest of approximately 34% of the combined company after the closing (as compared with 69% immediately prior to the closing). Although PNC’s share ownership percentage declined, BlackRock’s equity increased due to the increase in total net assets recorded by BlackRock as a result of the MLIM transaction.

Upon the closing of the BlackRock/MLIM transaction, the carrying value of our investment in BlackRock increased by approximately $3.1 billion to $3.8 billion, primarily reflecting PNC’s portion of the increase in BlackRock’s equity

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

resulting from the value of shares issued in that transaction. Based on BlackRock’s closing market price of $149 per common share on September 29, 2006, the market value of PNC’s investment in BlackRock was approximately $6.6 billion at that date. As such, an additional $2.8 billion of value is not recognized in PNC’s investment account.

We also recorded a liability at September 30, 2006 for deferred taxes of approximately $0.9 billion, related to the excess of the book value over the tax basis of our investment in BlackRock, and a liability of approximately $0.6 billion related to our obligation to provide shares of BlackRock common stock to help fund BlackRock long-term incentive plan (“LTIP”) programs. The LTIP liability will be adjusted quarterly based on changes in BlackRock’s common stock price and the number of remaining committed shares.

The overall balance sheet impact was an increase to our shareholders’ equity of approximately $1.6 billion. The increase to equity was comprised of an after-tax gain of approximately $1.3 billion, net of the expense associated with the LTIP liability and the deferred taxes, and an after-tax increase to capital surplus of approximately $0.3 billion. The recognition of the gain is consistent with our existing accounting policy for the sale or issuance by subsidiaries of their stock to third parties. The gain represents the difference between our basis in BlackRock stock prior to the BlackRock/MLIM transaction and the new book value per share and resulting increase in value of our investment realized from the transaction. The direct increase to capital surplus rather than inclusion in the gain resulted from the accounting treatment required due to existing BlackRock repurchase commitments or programs.

For the three months and nine months ended September 30, 2006, our Consolidated Income Statement included our former 69% ownership interest in BlackRock’s net income through the closing date. However, our Consolidated Balance Sheet as of September 30, 2006 reflects the deconsolidation of BlackRock’s balance sheet amounts and recognizes our 34% ownership interest in BlackRock as an investment to be accounted for under the equity method. On a prospective basis, this accounting will result in a reduction in certain revenue and noninterest expense categories on PNC’s Consolidated Income Statement as the net pretax earnings impact of our net investment in BlackRock will be reported on a separate line item within noninterest income.

Additional information on the BlackRock/MLIM transaction is included in Current Reports on Form 8-K (“Form 8-K”) dated February 15, 2006 and September 29, 2006 filed by PNC and BlackRock.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

Form 8-K filed September 8, 2006

11.	Considering PNC had unrealized losses of $694 million in available-for-sale securities with amortized costs of $22.4 billion as of June 30, 2006, please tell us how you considered the requirements of SAB5:M regarding the recognition of other-than-temporary impairments for the remaining available-for-sale securities after considering the following transactions which appear to support the presumption that PNC does not have the intent to retain its remaining investment in available-for-sale securities for a period of time sufficient to allow for an anticipated recovery in market value:

•	the $200 million pretax loss that PNC will record during the third quarter of 2006 as a result of the sale of $6 billion of available-for-sale securities due to a repositioning of your investment portfolio; and

•	the statement in your form 8-K filed on September 22, 2006 that you plan to recognize an additional pretax loss of $50 million during the third quarter for the transfer of $2 billion of residential mortgages to held-for-sale status.

Response: During mid-August through early September 2006, we performed a comprehensive review of our securities available for sale portfolio and, by the end of September 2006, completed the process of executing portfolio rebalancing actions in response to the changing economic landscape, recent statements and actions by the Federal Open Market Committee (in particular, the decision not to raise the Fed funds target rate) and our desire to position the securities portfolio to optimize total return performance over the long term.

As a result, we have repositioned our securities portfolio according to our market views. This included reallocating exposure to certain sectors, selling securities holdings we believed would likely underperform on a relative value basis, retaining certain existing securities and purchasing incremental securities all of which we believe will outperform the market going forward.

As part of the rebalancing, we assessed the entire securities available for sale portfolio of which, for the majority of positions, fair value was less than amortized cost. We executed a strategy to reduce our US government agency and mortgage-backed security sector allocations and increase our interest rate swap sector allocation. We sold substantially all of our US government agency securities to reduce our interest rate spread exposure to that asset class. The US government agency securities that we retained are characterized by relatively short terms to maturity and smaller individual security balances. We also sold specific securities in the mortgage-backed portfolio (e.g. all of our holdings of specific coupon US government agency pass-through securities and collateralized mortgage obligations having specific collateral characteristics), and in the commercial mortgage-backed portfolio (e.g. all of our holdings of specific vintage securities) that we believe, given the underlying collateral, will underperform on a relative value basis. We retained the remaining holdings in our mortgage-backed portfolio including all of our holdings of mortgage-backed securities collateralized by hybrid adjustable rate mortgage loans, our commercial mortgage-backed portfolio and our asset-backed portfolio. Our objective was to reduce the portfolio credit spread and interest rate volatility exposures, to position the portfolio for a steeper yield curve and to optimize the relative value performance of the portfolio. We assessed the securities retained relative to the same portfolio objectives, our market view and outlook, our desired sector allocations, our expectation of performance relative to market benchmarks and, given our assessment, we confirmed our intent to hold these remaining securities until either recovery of fair value or maturity.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

Our assessment took into consideration the guidance in paragraph 16 of SFAS 115, the application guidance in FSP No. 115-1 and 124. This assessment focused at the individual security level as to the probability of collections of all amounts according to the contractual terms of the debt securities, our ability to hold the debt securities until recovery, the impact of these securities on our liquidity, capital, and interest rate risk positions, and our view of current and future market conditions as to interest rates. Accordingly, we do not believe that any individual unrealized losses at September 30, 2006 represent an other-than-temporary impairment.

We included disclosure regarding our securities repositioning activities and rationale in our Quarterly Report on Form 10-Q for the third quarter of 2006 which was filed on November 9, 2006.

The residential mortgages that we designated for sale were previously included in the loan portfolio rather than the securities available for sale portfolio. The loans were previously recorded at cost and an other-than-temporary impairment designation was not applicable. We had the intent at September 30, 2006 to hold the remaining residential mortgage loans on our balance sheet. Therefore, they were not transferred to loans held-for-sale and no impairment charge was incurred.

12.	Refer in your response to how you considered the additional guidance in paragraph 16 of SFAS No. 115, EITF Issue No. 03-1 and the application guidance in FSP No. FAS 115-1 and 121-(as amended) with respect to when an impairment is other-than-temporary.

Response: See comments in our response to number 11. above.

13.	Tell us and disclose in future filings the extent of any contingencies related to recourse obligations, guarantees or buy-back provisions and how they will be accounted for in accordance with paragraph 11.b of SFAS 140.

Response: The residential mortgage loans transferred to held-for-sale status are expected to be sold in the secondary market or to third-party securitization structures in the fourth quarter of 2006. Such loan sales are generally structured without recourse to us and with no restrictions on any retained interests. In the event we are obligated for recourse liabilities, including guarantees or buyback provisions, our policy is to record such liabilities at fair value upon closing of the transaction. Gains or losses recognized on the sale of the loans depend on the allocation of carrying value between the loans sold and the retained interests, based on their relative fair market values at the date of sale.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

November 16, 2006

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company’s response to Samuel R. Patterson, Controller, at 412-762-3900.

Sincerely,

/s/ Richard J. Johnson
Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.